[Letterhead of Timothy J. Matteson]

December 16, 2016

Mr. David Lin, Staff Attorney

Offices of Financial Services

Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

Re:	Lakeland Bancorp, Inc.

Registration Statement on Form S-3

Filed November 4, 2016

File No. 333-214441

Dear Mr. Lin:

Lakeland Bancorp, Inc. (the “Company”) is in receipt of your letter to Thomas J. Shara, dated December 1, 2016. The Company has set forth below each SEC comment verbatim, followed by the Company’s response.

Calculation of Registration Fee

1.	SEC Comment:	Footnote (5) of the fee table indicates your intention to rely on Securities Act Rule 415(a)(6) to include unsold securities from a prior registration statement on Form S-3, File No. 333-203408, declared effective on April 22, 2015. Rule 415(a)(6) permits registrants to include unsold securities from an expiring registration statement on a replacement registration statement. For guidance, please refer to
Securities Act Rules Compliance and Disclosure Interpretations Question 212.24. Since the prior registration statement will not expire until April 2018, your reliance on Rule 415(a)(6) appears misplaced. Please note that Rule 429 allows registrants to combine two or more registration statements by filing one single prospectus in the latest current registration, which approach appears to be more appropriate under these circumstances. Please advise or revise your disclosure accordingly.

Company Response:	Footnote (5) to the fee table has been revised to refer to Rule 429. Please note that since the Company took down an additional $50 million from the existing shelf registration statement (File No. 333-
203408) pursuant to an at-the-market offering of common stock, which settled on December 14, 2016, the Company is paying an additional fee with Amendment No. 1 to the S-3 (File No. 333-214441), as described in footnote (5) and footnote (6) to the fee table.

Mr. David Lin	December 16, 2016

Exhibits

General

2.	SEC Comment:	We note that you have not filed the Statement of Eligibility of Trustee on Form T-1. Please file this exhibit in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please note that you may not file this form post-effectively or in a Form 8-K that is incorporated by reference into the registration statement. Please note that companies relying on Section 305(b)(2)
must separately file the Form T-1 under the electronic form type “305B2”. For guidance, please refer to
Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Question 206.01. Please revise your exhibit index accordingly.

Company Response:	The Company has added Exhibit 25.1, Statement of Eligibility of Trustee on Form T-1 under the
Indenture, to its list of Exhibits, and indicated that such Exhibit will be filed subsequently pursuant to
Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.

Exhibit 5.1 – Opinion of Lowenstein Sandler LLP

3.	SEC Comment:	Please have counsel revise opinion (5) on page 3 to state that the Depositary Shares, when sold, will be legally issued. Please refer to Section II.B.1.d of Staff Legal Bulletin No. 19 for guidance.

	Company Response:	Opinion (5) of Exhibit 5.1 has been so revised.

If you have any questions regarding the foregoing, please call me at 973-697-2000, or if you cannot reach me, our outside corporate counsel, Laura R. Kuntz (973-597-2398) or Peter H. Ehrenberg (973-597-2350), both of Lowenstein Sandler LLP.

Very truly yours

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson

Timothy J. Matteson, Esq.
Executive Vice President, General Counsel and Corporate Secretary

LRK: wjh

cc:	Peter H. Ehrenberg, Esq.

Laura R. Kuntz, Esq.